UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G


                         Under the Securities Exchange Act of 1934
                                 (Amendment No. 1 ) *
                                               ---


                                GoAmerica, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities


                                  38020R 10 6
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                                 (CUSIP Number)


                                 April 6, 2000
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            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|X|   Rule 13d-1(d)


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.       38020R 10 6
               -------------
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  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
              Joseph Korb
       -----------------------------------------------------------------------
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  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
          --------------------------------------------------------------------
       (b)
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  3.   SEC Use Only
                   -----------------------------------------------------------
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  4.   Citizenship or Place of Organization    United States of America
                                            ----------------------------------
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                 5.  Sole Voting Power            3,237,376
  Number of                             --------------------------------------
  Shares         ---------------------------------------------------------------
  Beneficially   6.  Shared Voting Power          N/A
  Owned by                               -------------------------------------
  Each           ---------------------------------------------------------------
  Reporting      7.  Sole Dispositive Power       3,237,376
  Person With                              -----------------------------------
                 ---------------------------------------------------------------
                 8.  Shared Dispositive Power     N/A
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  9.   Aggregate Amount Beneficially Owned by Each Reporting Person  3,237,376
                                                                    ----------
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 10.   Check if the  Aggregate  Amount in  Row (9) Excludes Certain Shares  (See
       Instructions):   |_|

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 11.   Percent of Class Represented by Amount in Row (9)      6.0%
                                                        ----------------------
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 12.   Type of Reporting Person (See Instructions)            IN
                                                  ----------------------------
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 ITEM 1.

          (a)  Name of Issuer:

               The issuer of the securities to which this statement relates is GoAmerica, Inc., a Delaware corporation.

          (b)  Address of Issuer's Principal Executive Offices:

               The issuer's principal executive offices are located at 433 Hackensack Avenue, Hackensack, New Jersey 07601.

 ITEM 2.

          (a)  Name of Person Filing:

               The person filing is Joseph Korb.

          (b)  Address of Principal Business Office or, if none, Residence:

               The  principal   business   office  is  433  Hackensack   Avenue,
               Hackensack, New Jersey 07601.

          (c)  Citizenship:

               United States of America

          (d)  Title of Class of Securities:

               The title of the class of securities is common stock, $0.01 par value.

          (e)  CUSIP Number:

               The CUSIP number is 38020R 10 6.

 ITEM 3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  SS.SS.240.13d-1(b),   OR
          240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Selection of a filing category pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c) is not applicable.

 ITEM 4.  OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned: The number of shares beneficially owned by Joseph Korb is 3,237,376, which includes 240,000 shares subject to options that are currently exercisable.

          (b) Percent of class: The percent of the class held by Joseph Korb is 6.0%.

          (c) (i) Joseph Korb has sole power to vote or to direct the vote of an aggregate of 3,237,376 shares, assuming the exercise of the options. Mr. Korb has voting power with respect to 1,234,076 shares held by Korb Business Holdings, L.P., which shares are included in the stated aggregate amount.

               (ii) The shared  power to vote or to direct the vote of shares is not applicable.

               (iii)Joseph  Korb has sole  power to  dispose  or to  direct  the disposition of an aggregate of 3,237,376 shares, assuming the exercise of the options. Mr. Korb has voting power with respect to 1,234,076 shares held by Korb Business Holdings, L.P., which shares are included in the stated aggregate amount.

               (iv) The shared power to dispose or to direct the  disposition of shares is not applicable.

 Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

 ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          The ownership of five percent or less of a class is not applicable.

 Instruction.  Dissolution of a group requires a response to this item.

 ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The ownership of more than five percent on behalf of another person is not applicable.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          The identification and classification of the subsidiary which acquired the security being reported on by the parent holding company is not applicable.

 ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          The identification and classification of members of a group is not applicable.

 ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          The notice of dissolution of a group is not applicable.

 ITEM 10. CERTIFICATION.

          The certification regarding ss.240.13d-1(b) or ss.240.13d-1(c) is not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    February 13, 2002
                                          -------------------------------------
                                                           Date



                                                     /s/ Joseph Korb
                                          -------------------------------------
                                                         Signature



                                                 Joseph Korb (Shareholder)
                                          -------------------------------------
                                                         Name/Title




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations. (See 18 U.S.C. 1001).